June 12, 2014

BY EDGAR AND OVERNIGHT MAIL

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:                             POET Technologies Inc.

Comment Letter regarding Amendment No. 1 to Registration Statement on Form 20-F, filed May 15, 2014

File No. 000-55135

Dear Ms. Ravitz,

This letter is submitted on behalf of POET Technologies Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form 20-F filed with the Commission on May 15, 2014 (“Amendment No. 1”).  Such comments are set forth in your letter dated May 30, 2014 (the “Comment Letter”), to Leon M. Pierhal, President of the Company.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with response immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2 of the Registration Statement on Form 20-F, filed simultaneously herewith (“Amendment No. 2”).

Business of POET Technologies, Inc., page 1

1.                                      We note your response to prior comment 2.  Please clearly describe the types and sources of your income in this section so that investors do not have the impression that you have commercialized your product.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 2.

Rapid technological change…, page 8

2.                                      We note your response to our prior comment 5. Please revise here, or elsewhere as appropriate, to provide more detailed discussion of the competitive landscape in your industry. In this regard, we note that throughout your prospectus disclosure you refer to competitive threats but do not provide balanced discussion of the strengths and weaknesses of these competing technologies. The level of market acceptance attained by competing technologies is also unclear. Please make appropriate revisions throughout the prospectus to clearly disclose your competitive position.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 18 and 19 of Amendment No. 2.

We will be highly dependent on…, page 12

3.                                      We note your response to comment 8.  However, we continue to note that the meaning of the term “partner” as used in various contexts throughout the prospectus is often ambiguous.  Please revise the prospectus to use more precise terminology.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 12, 14, 18, 19, 20, 26 and 27 of Amendment No. 2.

Corporate Overview, page 18

4.                                      We note your revised disclosure in response to prior comment 9 that the capabilities of the POET platform are not offered by the processes and materials which are “commonly used” in or “currently dominating” the industry.  These statements do not clearly support the conclusion that the capabilities are not offered in the industry today or that your technology is novel. Please revise to clarify.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 18 and 19 of Amendment No. 2.

5.                                      We note your response to prior comment 11. Please revise to address your ability to replace suppliers, if necessary.

Response to Comment No. 5

The Company has suppliers of laboratory, test and other equipment for supporting our research and development efforts.  These instruments and items of equipment are not particular to the Company’s research and development efforts and thus are usually readily available, often from multiple sources.  The Company has never experienced an inability to obtain these items.  Initially, in our response to prior comment 11, we had discussed our relationship with UCONN and BAE, neither of which are suppliers of any materials, but rather third party development collaborators.  In our response to prior comment 11, we also discussed suppliers in the solar sector, a sector in which we no longer have continuing operations and thus have no reliance on any suppliers.

Smartphones, page 23

6.                                      Your statement that all portable devices could benefit from using POET’s platform appears to be overly broad. Please revise accordingly.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 2.

Commercialization, page 25

7.                                      Provide estimated timetables for the second and third phases of commercialization, to the extent practicable. If you are unable to do so, please so state.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of Amendment No. 2.

8.                                      We note your response to prior comment 14 that you will “exclusively license the intellectual property and receive royalties.”  However, it is unclear how your “partnering opportunities” will make your process “stand out” and help you license your technology. Please revise or advise.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 27 of Amendment No. 2.

9.                                      Please clarify what type of prototype you are seeking to develop.  For example, please clarify whether the prototype is a general application with many different uses, or related to a specific application for a particular development partner.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 20, 26 and 27 of Amendment No. 2.

10.                               We note your response to prior comment 15. Please quantify the amount of government funds received by the company to date.

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 2.

Item 18. Financial Statements, page 1

Note 11. Stock Options and Contributed Surplus, page 15

11.                               With respect to the disclosures provided in response to prior comment 23 in the last paragraph on page 16 for your stock options, please also explain how you determined the weighted-average risk-free rate. Further, please provide a similar discussion for your warrants. Refer to IFRS 2.47(b).

Response to Comment No. 11

The Company determines the weighted average risk free rate for both stock options and warrants by using the Canada benchmark bond yield rates over the life of the respective stock options or warrants.  In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Financial Statements attached to Amendment No. 2.

12.                               Please be more specific in your response to prior comment 24 and tell us how you determine the fair value of your common stock at each grant date.

Response to Comment No. 12

The fair value of the common stock at each grant date is determined using observable data respecting the Company’s common stock, specifically the quoted closing market price of the Company’s stock on the day prior to the date of grant as observed on the Toronto Stock Exchange (“TSX”) Venture Exchange, as approved by TSX policy.  In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Financial Statements attached to Amendment No. 2.

The Company’s undertakings as requested by the Staff regarding its responsibility for the disclosures contained in the Registration Statement will be forthcoming under separate cover. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 488-8140.

Sincerely,

/s/ Timothy C. Maguire
Timothy C. Maguire, Esq.